SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 3, 2014

Press Release April 3, 2014

UPDATE ON THE DEVELOPMENT OF THE ÉLÉONORE DEPOSIT

Virginia Mines Inc. (“Virginia”) wishes to give an update on the development of the Éléonore deposit following the filing by Goldcorp Inc. of a 43-101 compliant technical report on this project. Virginia owns a 2.2% NSR on the first 3 million ounces of gold produced at the Éléonore mine. This royalty will increase according to the number of ounces of gold produced and shall not exceed 3.5%.

Highlights from the 43-101 technical report

•

Initial production shall begin in the 4th quarter of 2014.

•

Initial production rate of 3,500 t/d on two levels from the Gaumond shaft with the objective to reach 7,000 t/d on four levels from the main shaft to produce an average of approximately 600,000 oz/year.

•

Current mineral reserves of 4 M oz. Based on current reserves, the mine life is of 10 years (excludes 4.1 M oz of resources). Intensive diamond drilling is underway to transform resources (4.1 M oz) into reserves to extend the mine life to a minimum of 20 years.

•

Mineralization at Éléonore has been drill tested to 1,400 metres in the deepest hole drilled to date. However, 85% of the reserves have been delineated above 600 metres. Current drilling program is carried out below 600 metres.

•

Intensive exploration and delineation drilling will be carried out over the next three years for a total of 115,000 metres of drilling per year as follows:

-

25,000 metres exploration drilling to test the deposit’s extension and add new resources.

-

50,000 metres of infill drilling (25-metre spacing) to convert resources into reserves.

-

40,000 metres of final delineation or definition drilling (production drilling).

Furthermore, some drilling is planned to test three specific areas outside of the Roberto deposit.

-

Hanging Wall Zone (8,000 metres)

-

North Zone (10,000 metres)

-

494 Zone (8,000 metres)

Going-Forward Catalysts

-

First gold production in the last quarter of 2014; commercial production in 2015.

-

Production forecasts for 2015.

-

Updates on resources and reserves at Éléonore in early 2015.

The beginning of production at Éléonore in the fourth quarter of this year is a very important milestone for Virginia. We look forward to a very prolific and long-life mine at the Éléonore world-class deposit.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.